Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921

Tel.  +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

James W. McKenzie, Jr.

Partner

+1.215.963.5134

jmckenzie@morganlewis.com

October 8, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:                    Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:                             Tabula Rasa HealthCare, Inc.
Draft Registration Statement on Form S-1
Submitted September 1, 2015
CIK No. 0001651561

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated September 28, 2015, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  Where indicated below, the Company has included changes to the disclosure in a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), which the Company is submitting contemporaneously with this response letter.  All page references herein correspond to the page of the Revised Draft Registration Statement.

For the convenience of the Staff’s review, copies of this letter and the Revised Draft Registration Statement, marked to reflect changes against the Draft Registration Statement that was confidentially submitted, are being delivered to Mr. Mitchell Austin.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York
Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Barbara C. Jacobs

October 8, 2015

Prospectus Summary

Overview, page 1

1.                                      Risk factor disclosure on page 34 indicates that following the completion of this offering your executive officers, directors and principal stockholders will have the ability to control all matters submitted to stockholders for approval if they choose to act together.  Please revise the Summary to disclose the significant control that your executive officers, directors and principal stockholders will have following the completion of this offering, including the percentage of your voting power that such persons will hold.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Revised Draft Registration Statement to disclose the significant control that the Company’s executive officers, directors and principal stockholders will having following the completion of the offering, including the percentage of voting power that such persons will hold.

2.                                      Please provide us with support for the following statements:

•                  you “are a leader in providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risks” on page 1;

•                  Dr. Knowlton and other members of your management team built excelleRx, Inc. “into the largest national hospice medication management pharmacy in the United States” on page 2;

•                  your “software applications help reduce ADEs, enhance medication adherence and quality of care and improve medication safety at the individual patient level” on page 3;

•                 you have a “demonstrated ability to produce higher quality outcomes, reduce the cost of care and improve the patient experience” on page 4; and

•                  you “are the market leader in providing medication risk management to Program of All-Inclusive Care for the Elderly, or PACE, organizations” and “the market leader in pharmacy cost management solutions in the post-acute market” on page 5.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff, under separate cover, with support for the statements on pages 2, 3, 4 and 5 identified by the Staff in its comment in paper form pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof. With regard to the statement on page 1 identified by the Staff in its comment the Company respectfully advises the Staff that the Company believes that our approach to providing patient-specific, data-driven technology and solutions that enable healthcare organizations to optimize medication regimens to improve patient outcomes, reduce hospitalizations, lower healthcare costs and manage risk is new in the market and there are no other providers taking our approach, making the Company the leader as to this approach in the market.

Barbara C. Jacobs

October 8, 2015

3.                                      We note that you disclose your revenue for each period presented in your financial statements. Please revise to also disclose your net loss for each respective period. Additionally, revise to provide a cross-reference to your definition of revenue retention rate and client retention rate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 and 83 of the Revised Draft Registration Statement to disclose the net loss for each respective period and to provide a cross-reference to the definition of revenue retention rate and client retention rate.

4.                                      Please define industry terms upon first use, including, but not limited to, the following:

•                  risk adjustment on page 1;

•                  accountable care organizations on page 5; and

•                  post-acute healthcare organizations on page 5.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 5 of the Revised Draft Registration Statement to provide definitions for the industry terms noted in the Staff’s comment upon first use and provided definitions for additional industry terms upon first use elsewhere in the Revised Draft Registration Statement as appropriate.

5.                                      You disclose that your team of clinical pharmacists exchanged more than 100,000 messages with users of your platform in June 2015. Please tell us what consideration you have given to disclosing the number of messages exchanged in prior periods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that disclosure of the historical number of messages exchanged per month is relevant or meaningful for an investor’s understanding of the Company. The Company is not intending to show a trend in the number of messages exchanged only the magnitude or scale of messages that are being exchanged presently.  For each of June, July, August and September 2015 there were more than 100,000 messages exchanged.

Barbara C. Jacobs

October 8, 2015

Market Opportunity, page 2

6.                                      Your disclosure indicates that the Centers for Medicare & Medicaid Services estimates that the healthcare market is expected to grow to $5.1 trillion in 2023. Please revise here to give equal or greater prominence to the portion of this market that is attributable to sales or projected sales of products or services you currently offer or propose to offer and are currently developing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 2 and 83 of the Revised Draft Registration Statement to include the portion of this market that is attributable to prescription drugs which is the portion of the total healthcare market to which we propose to offer our products and services.

Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets…, page 5

7.                                      Please revise this section to provide a more comprehensive description of PACE organizations, including a discussion of how these organizations utilize your products and services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 and 90 of the Revised Draft Registration Statement to include a more comprehensive description of PACE organizations. The Company further advises the staff that on pages 98 we provide further detail about PACE organizations, including how these organizations utilize the Company’s products and services.

The Offering, page 9

8.                                      We note that you currently expect to use a portion of the net proceeds from this offering to repay outstanding indebtedness. Please revise here to quantify this amount.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Revised Draft Registration Statement to quantify the outstanding indebtedness that we intend to repay with proceeds from this offering.

Barbara C. Jacobs

October 8, 2015

Summary Consolidated Financial Data, page 11

9.                                      You disclose on page 13 that you plan to use a portion of the proceeds from this offering to repay debt. Please revise your pro forma net loss per share disclosures on pages 12 and 54 to give effect to the number of shares issued in this offering whose proceeds will be used to repay debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma net loss per share disclosure. Refer by analogy to SAB Topic 3.A and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 54 of the Revised Draft Registration Statement to include the pro forma net loss per share information giving effect to the number of shares issued in the offering whose proceeds will be used to repay portions of the Company’s debt.

10.                               As a related matter, please revise your disclosures on pages 11 and 53 to also reference the note disclosure in the unaudited financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 53 of the Revised Draft Registration Statement to reference the note disclosure in the unaudited financial statements.

Risk Factors

Risks Relating to Our Business and Industry, page 14

11.                               We note that your loan agreement with Bridge Bank is secured by all of your personal property and intellectual property. Please revise to include an appropriate risk factor.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Revised Draft Registration Statement to include a risk factor regarding the security of the loan agreement with Bridge Bank.

Barbara C. Jacobs

October 8, 2015

Future sales to clients outside the United States or clients with international…, page 19

12.                               Please revise the body of this risk factor to clarify the current extent of your international operations. In this regard, we note your statement on page 57 that all of your revenue is recognized in the United States and all of your assets are located in the United States.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of the Revised Draft Registration Statement to clarify that the Company currently does not have any international operations.

We purchase a significant portion of our pharmaceutical products through…, page 20

13.                               We note that you purchase a substantial amount of your pharmaceutical products through a group purchasing organization, pursuant to a membership agreement. Please revise your business section to briefly discuss your group purchasing arrangement. Additionally, tell us what consideration you have given to filing the membership agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Revised Draft Registration Statement to briefly discuss the group purchasing arrangement.

The Company also respectfully notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to the membership agreement with the group purchasing organization. The Company has concluded that the membership agreement is not a “material contract” and therefore is appropriately not included as an exhibit to the Revised Draft Registration Statement.

Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Revised Draft Registration Statement. Item 601(b)(10)(i) defines a “material contract” as a “contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”

In addition, Item 601(b)(10)(ii) provides that if the contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of

Barbara C. Jacobs

October 8, 2015

the specified categories, including any contract upon which a registrant’s business is substantially dependent.

The Company respectfully notes that the membership agreement is not a “material contract” because the agreement is one that ordinarily accompanies the kind of business conducted by the Company. The specified categories in Item 601(b)(10)(ii) are inapplicable to the Company in respect of such membership agreement. In particular, although the Company values the relationship with the group purchasing organization, the Company respectfully notes that the Company is not “substantially dependent” on the membership agreement, especially given that it would not be difficult or cost-prohibitive to replace promptly if and when necessary.

For the reasons described above, the Company has concluded that the Company’s membership agreement with its group purchasing organization is not a “material contract” and therefore respectfully submits that it is not required to file such agreement under Item 601(b)(10) of Regulation S-K.

14.                               We note that AmerisourceBergen Drug Corporation serves as your primary supplier for pharmaceutical medications and provides you with vendor financing. Please revise your Business section to summarize your relationship with AmerisourceBergen Drug Corporation, including a discussion of any material agreements. Additionally, tell us what consideration you have given to filing any such agreements as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of the Revised Draft Registration Statement to briefly summarize the Company’s relationship with AmerisourceBergen Drug Corporation.

The Company also respectfully notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K, as described more fully in the Company’s response to comment 13 above, as they relate to the Company’s agreements with AmerisourceBergen Drug Corporation. The Company has concluded that such agreements are not “material contracts” and therefore are appropriately not included as exhibits to the Revised Draft Registration Statement.

The Company respectfully notes that the relationship with AmerisourceBergen Drug Corporation is pursuant to the group purchasing arrangement discussed in the response to comment 13 above. The Company has concluded pursuant to the above that the membership agreement is not a “material contract” and has concluded by extension that the related agreements with AmerisourceBergen Drug Corporation are also not “material contracts” because the agreements are ones that ordinarily accompany the kind of business conducted by the Company. The specified categories in Item 601(b)(10)(ii) are inapplicable to the Company in respect of such

Barbara C. Jacobs

October 8, 2015

agreements. In particular, although the Company values the relationship with the group purchasing organization and AmerisourceBergen Drug Corporation, the Company respectfully notes that the Company is not “substantially dependent” on the membership agreement or agreements with AmerisourceBergen Drug Corporation, especially given that it would not be difficult or cost-prohibitive to replace these agreements promptly if and when necessary.

For the reasons described above, the Company has concluded that the Company’s agreements with AmerisourceBergen Drug Corporation are not “material contracts” and therefore respectfully submits that it is not required to file such agreements under Item 601(b)(10) of Regulation S-K.

Any restrictions on our ability to license or share data…,page 20

15.                               We note that you depend upon licenses from third parties for some of the technology and data used in your products and services, and for some of the technology platforms upon which your products and services are built and operate. Please revise your Business section to summarize any material third-party licenses and tell us what consideration you have given to filing any such license, or related agreement, as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, taking into account both quantitative and qualitative factors, it has assessed its reliance upon its licenses from third parties and the significance of these relationships to its business and determined that further description of these relationships or of the license agreements is not material to an understanding of the Company. In addition, the Company advises the Staff that although, as the Company has disclosed in the risk factors section, some of the technology and data that is incorporated into the Company’s products and services is owned by third parties and licensed by it, the Company does not believe that it is materially dependant on any licensor relationship particularly given that the Company believes it would not be difficult or cost-prohibitive to obtain all of the technology and data from another source promptly if and when necessary.

The Company also respectfully notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K, as described more fully in the Company’s response to comment 13 above, as they relate to the Company’s licenses from third parties. The Company has concluded that such agreements are not “material contracts” and therefore are appropriately not included as exhibits to the Revised Draft Registration Statement.

The Company respectfully notes that the licenses from third parties are not “material contracts” because the license agreements are ones that ordinarily accompany the kind of business

Barbara C. Jacobs

October 8, 2015

conducted by the Company. The specified categories in Item 601(b)(10)(ii) are inapplicable to the Company in respect of such license agreements. In particular, although the Company values the relationship with the third party licensors, the Company respectfully notes that the Company is not “substantially dependent” on any of the third party license agreement, especially given that it would not be difficult or cost-prohibitive to replace the technology and data from another source promptly if and when necessary.

For the reasons described above, the Company has concluded that the Company’s licenses from third parties are not “material contracts” and therefore respectfully submits that it is not required to file such agreements under Item 601(b)(10) of Regulation S-K.

Market and Industry Data, page 43

16.                               With respect to every third-party statement in your prospectus, such as the information provided by the Centers for Medicare & Medicaid Services, please provide us with copies of the relevant portions of the studies or reports you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that certain studies or reports were published several years ago. For example, you cite a 2007 study published by the Institute of Medicine’s Committee on Identifying and Preventing Medication Errors. Please confirm that you are not aware of similar studies or reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such studies or reports, please confirm that the conclusions do not vary materially from the cited studies or reports, and consider including disclosure regarding the continued utility of the study or report.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff, under separate cover, with the relevant portions of the studies or reports containing the referenced information for each third-party statement in the prospectus in paper form pursuant to Rule 418 under the Securities Act. To expedite the Staff’s review, the Company has marked each study or report to highlight the applicable portion containing the referenced information and has cross-referenced it to the appropriate location in the Revised Draft Registration Statement. The Company hereby requests that such materials, and all copies thereof, be returned to the undersigned promptly following the completion of the Staff’s review thereof.

The Company further advises the Staff that the report from Altitude Edge summarizing the eligible lives covered by PACE organizations and our PACE clients was commissioned by the Company and the Company has revised the disclosure on pages 5, 90 and 98 of the Revised Draft Registration Statement to disclose that such report was commissioned by the Company. In

Barbara C. Jacobs

October 8, 2015

addition, the Company advises the Staff that it has carefully searched for similar studies or reports that have been prepared by the authors cited, or by others, after the dates of the referenced sources and is not aware of any such studies or reports other than those for which revised disclosure has been provided on pages 2, 3 and 84 of the Revised Draft Registration Statement.

Use of Proceeds, page 44

17.                               We note that the Bridge Bank credit facility was entered into in April 2015. Please revise to describe your use of the proceeds of the Bridge Bank credit facility if other than for short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Revised Draft Registration Statement to include the use of the proceeds of the Bridge Bank credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 57

18.                               Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. For example, consider discussing your current dependence on PACE organizations and your plans to expand into other at-risk provider and payor markets. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Revised Draft Registration Statement to discuss material opportunities, challenges and risks on which the Company’s executives are most focused for both the short- and long-term and the actions the Company is taking to address such opportunities, challenges and risks.

19.                               We note your disclosure that the company currently serves approximately 100 healthcare organizations. We further note your disclosure on page 58 that your future success depends in part on the company’s ability to expand its client base. Please revise to disclose the number of customers for the periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Revised Draft Registration Statement to include the number of customers for the periods presented.

Barbara C. Jacobs

October 8, 2015

Components of Our Results of Operations

Revenue

Product Revenue, page 60

20.                               Your disclosure indicates that charges for prescription medications optimized through the use of your MRM Matrix accounted for most of your product revenue for the periods presented. Please revise to clarify what you mean by this statement, specifically whether you are referring to the dispensing of medications. If material, quantify here or elsewhere in MD&A, the amount of revenues derived from the company actually dispensing medications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Revised Draft Registration Statement to clarify our product revenue statement.

Additionally, the Company respectfully advises the Staff that prescription medication prices and the related fees are negotiated on a bundled basis, with the Company’s primary consideration being the economics of the entire client relationship and not any one component of the contract. As a result, the Company does not believe that disclosing the revenue generated from any one component of the contract provide relevant information to the users of the financial information.  Please see the discussion in the Company’s response to comment 30 below for further details regarding the bundled nature of the Company’s medication risk mitigation contracts.

The Company believes that the breakdown of revenue generating components is immaterial and will supplementally provide to the Staff the amount of the revenue generating components. The Company further advises the Staff that the Company currently does not provide any of these services on a stand-alone basis.

Service Revenue, page 60

21.                               We note that services revenues include administrative per member per month fees (“PMPM”), monthly subscription fees some of which are based on percentage of monthly transactions incurred, initial set up fees and hourly consulting charges. We further note your disclosure on page 4 that you believe your revenue to be predictable in nature and that your client contracts are typically exclusive and multi-year arrangements, which provides significant visibility into your future cash

Barbara C. Jacobs

October 8, 2015

flows. Please revise to describe any potential variability associated with your different revenue streams. For example, clarify if the amount of PMPM fees recognized on a monthly basis could vary based on the number of members. Revise to separately quantify within MD&A the revenues related to your differing revenue streams to highlight differences in variability in the amounts recognized and/or differing patterns of revenue recognition. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Revised Draft Registration Statement to clarify that our PMPM fees vary directly with the number of members serviced each month. In addition, the Company has revised its disclosure on page 66 and 68 of the Revised Draft Registration Statement to separately quantify the revenues related to the differing service revenue streams.

Business, page 80

22.                               We note your disclosure on page 4 that your client contracts are typically exclusive and multi-year arrangements and that these contracts provide significant visibility into your future cash flows. Please tell us your consideration for disclosing the dollar amount of backlog believed to be firm, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has carefully considered the requirements of Item 101(c)(1)(viii) of Regulation S-K with respect to the disclosure of the dollar amount of backlog orders believed to be firm and determined that it does not have any firm backlog orders at this time.

The Company derives its revenue primarily from per member per month charges, charges for prescription medications and dispensing fees paid to the Company under client contracts that are typically multi-year. As a result, the actual fees paid to the Company vary directly with the number of members serviced each month and the actual medications dispensed monthly. Accordingly, the Company believes that it does not have “backlog” in the sense of committed future orders of its products and services.

Barbara C. Jacobs

October 8, 2015

Our Software and Services

Our Services

Clinical Pharmacist Collaboration, page 94

23.                               We note that you have a team of pharmacists available to perform medication risk analysis and offer guidance. Consider revising here or under the Employees section on page 102 to disclose the number of pharmacists that you employ who perform these services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Revised Draft Registration Statement to include the number of pharmacists employed who perform medication risk analysis and offer guidance.

Our Clients, page 95

24.                               We note that two clients accounted for 11% and 10% of your revenue for the fiscal year ended December 31, 2014. Please tell us what consideration you have given to summarizing the material terms of your agreements with these clients, if any.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, taking into account both quantitative and qualitative factors, it has assessed its reliance upon these client agreements and the significance of these relationships to its business and determined that further description of these client agreements is not material to an understanding of the Company. The Company entered into each of these client agreements in the ordinary course of the Company’s business and the terms are substantially similar to those of other PACE clients. In addition, the Company advises the Staff that although, as the Company has disclosed, these two clients accounted for 11% and 10% of the Company’s revenue for the fiscal year ended December 31, 2014, no client accounted for 10% or more of the Company’s revenue for the period ended June 30, 2015. The Company does not believe that it is materially dependant on any client relationship particularly given that the Company expects that the revenue attributable to each of these agreements will increasingly account for a relatively less significant portion of the Company’s overall revenue because the Company has entered into agreements with additional clients since June 30, 2015 and expects to enter into agreements with other additional clients in the near future, including prior to the completion of the proposed offering.

For the reasons described above, the Company has concluded that further description of these client agreements is not material to an understanding of the Company. The Company will continue to periodically review how it discloses information regarding client agreements to ensure material information is being provided to investors in a timely manner.

Barbara C. Jacobs

October 8, 2015

Executive Compensation

Narrative to Summary Compensation Table

Employment Agreements, page 112

25.                               We note that in connection with this offering, you expect to enter into employment agreements with each of your named executive officers. Please clarify when you expect to enter into these agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 114 of the Revised Draft Registration Statement to clarify that the Company expects to enter into employment agreements with each of its named executive officers prior to the completion of the offering.

Transactions with Related Persons, page 122

26.                               Please revise to identify the individuals or entities with whom you have entered into your Investors Rights and Stockholders Agreements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Revised Draft Registration Statement to identify the individuals and entities that are party to the Investor Rights Agreement and has revised the disclosure on page 129 of the Revised Draft Registration Statement to identify that each beneficial owner of more than 5% of our voting securities and each of our other officers and directors, to the extent they own any of our capital stock, are party to the Stockholders Agreement. The Company respectfully believes that the identity of every common stockholder party to the Stockholders Agreement is not material to the Company’s investors.

Principal Stockholders, page 129

27.                               Footnotes 1-3 and 7-9 to the beneficial ownership table disclaim beneficial ownership. Please advise why these disclaimers are appropriate. In this regard, Exchange Act Rule 13d-3 defines a beneficial owner of a security as any person who, directly or indirectly, has or shares voting power or investment power.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 133 and 134 of the Revised Draft Registration Statement to remove the disclaimers of beneficial ownership.

Barbara C. Jacobs

October 8, 2015

Description of Capital Stock, page 133

28.                               We note the risk factors on pages 35 and 36 discussing the exclusive forum and fee-shifting provisions of your amended and restated governing documents. Please revise the Description of Capital Stock section to summarize these provisions. Additionally, be advised that we may have additional comments once your amended and restated governing documents have been filed.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Revised Draft Registration Statement to summarize the exclusive forum and fee-shifting provisions. The Company also acknowledges that the Staff may have additional comments once the Company’s amended and restated governing documents have been filed.

Where You Can Find More Information, page 152

29.                               Please remove the phrase “qualified in all respects.” In this regard, please note that descriptions in the prospectus must be materially complete.

Response: The Company acknowledges the Staff’s comment and has removed the language from page 155 of the Revised Draft Registration Statement.

Barbara C. Jacobs

October 8, 2015

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

(b)  Revenue Recognition, page F-9

30.                               Your disclosure throughout the document emphasizes the company’s suite of technology offerings and cloud-based solutions, yet most of the company’s revenues are classified as product revenues. Your disclosure indicates that product revenues include dispensing fees and administrative per-member per-month (“PMPM”) fees. Your disclosure on page 60 indicates that product revenues also include fees relating to your pharmacists’ collaboration on a patient’s medication management. Please describe for us your basis for presenting these revenue streams as product revenues. Refer to Rule 5-03(b) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 74 and F-9 of the Revised Draft Registration Statement to further describe its revenue recognition policies related to product revenue.

The Company respectfully advises the Staff that its technology platform and cloud based solutions are used to facilitate its prescription medication dispensing activities and improve patient outcomes for its clients. In this respect, the Company views its technology platform and cloud based solutions as its competitive advantage and therefore has emphasized its disclosure related to those aspects of its business. The Company further advises the Staff that although its pharmacists provide guidance and consultation through the use of its technology on medication management, the Company does not receive direct compensation for these services provided. Rather, the compensation for the services provided is built into the pricing of the revenue generating components explained below.

The Company further advises the Staff that its product revenues include (1) the price paid by the client for the medication, (2) a dispensing fee for each prescription filled by its pharmacists, and (3) an administrative PMPM fee. Such fees and prescription drug prices are negotiated on a bundled basis, with the Company’s primary consideration being the economics of the entire client relationship and not any one component of the contract. As a result, the Company believes that its prescription dispensing revenues should be accounted for within one component on the consolidated statement of operations. Because the Company’s primary obligation under its contract is to provide products to its clients (i.e. prescription medications) and this also represents the largest monetary component of contractual revenues, the Company has classified all of its prescription medication dispensing revenues as product revenues.

31.                               We note your disclosure on page 94 that the MedWise Advisor software can be used independently or readily integrated with other pharmacy management systems, long-term care clinical systems, case management platforms, industry-leading EHRs or dispensing software. Please tell us whether these other management systems, platforms and software are the company’s offerings and whether customers can take possession of MedWise Advisor or any other software product offering.

Response: The Company respectfully advises the Staff that as of June 30, 2015 the Company has not recognized any revenue associated with the sale of software.  It is the intention of the Company to ultimately market the MedWise Advisor software under a SAAS model.  However, the product has not yet reached a marketable stage and is only in the pilot stage. Currently all costs related to the development of the MedWise Advisor software product have been recorded as research and development expense. The Company’s EireneRx platform is internally developed software utilized by its pharmacists and clinicians in the collaboration of patient medication management that is integrated with its dispensing software and adherence-packaging to facilitate a comprehensive medication risk mitigation solution for its clients. The Company further advises

Barbara C. Jacobs

October 8, 2015

the Staff that any references to other software or systems are not intended to refer to product offerings of the Company but to third-party software or systems that the Company’s offerings may integrate with if the client uses such software or systems and desires integration.

32.                               We note your disclosure that revenue generated from set-up fees is deferred and recognized ratably over the estimated term of the contract. Please describe for us the nature of set-up services performed and quantify the set-up fee revenues recognized for the periods presented. Revise to disclose whether installation fees are non-refundable and your determination as to whether they have stand-alone value to the customer.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 75 and F-9 of the Revised Draft Registration Statement to provide the requested information related to set up fees. The Company further advises the Staff that revenues related to the amortization of set up fees were $0 and $34 thousand during the years ended December 31, 2013 and 2014, respectively.

33.                               You disclose that under your risk adjustment contracts, there are three revenue generating components: set-up fees, PMPM fees and hourly consulting rate charges. We note that you provide certain disclosures regarding the deliverables within these multiple-element arrangements. Please revise to provide the disclosures required by ASC 605-25-50-2(d) — (f). If applicable, similarly revise your policy disclosures regarding any other multiple-element arrangements related to your other offerings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 75 and F-9 of the Revised Draft Registration Statement to address the items required by ASC 605-25-50-2(d) — (f).

Note 11. Income Taxes, page F-32

34.                               We note your disclosure on page 67 that the income tax benefit for 2014 was primarily the result of deferred tax liabilities that were recorded in connection with the acquisition of SMPP, which created a source of recoverability of a portion of previously reserved deferred tax assets. Please describe for us how this is reflected in the rate reconciliation on page F-34. Describe for us the composition of the “other” line item in the reconciliation. Refer to Rule 4-08(h)(2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-34 of the Revised Draft Registration Statement to revise the rate reconciliation. The Company respectfully advises the Staff that the recognition of previously reserved deferred tax assets as a result of the SMPP acquisition is reflected in the rate reconciliation in the 7.1%

Barbara C. Jacobs

October 8, 2015

associated with the change in the Company’s valuation allowance.  The recognition of a portion of the previously reserved deferred tax asset was offset by an increase in the valuation allowance due to the NOLs and temporary differences generated during the year ended December 31, 2014.

The Company further advises the Staff that the composition of the “Other” line item in the reconciliation pertains to permanent differences between book and tax income.  These permanent differences primarily included incentive stock options, the change in fair value of SMPP contingent consideration, and other non-deductible expenses such as club dues, acquisition costs, meals and entertainment, and officer life insurance premiums.

Note 12.  Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(c)  Redeemable Convertible Preferred Stock, page F-35

35.                               We note your disclosure on page F-36 that the outstanding shares of Series A, Series A-1 and Series B preferred stock automatically convert into common stock upon the closing of a qualified public offering, as defined in the amended and restated articles of incorporation. Based on Exhibit 3.1, a qualified offering is defined as the closing of a public offering price per share of at least five times the original issue price of the preferred stock and gross cash proceeds of at least $50 million. Please revise here and in your pro forma presentations throughout the document to disclose the terms pursuant to which the preferred shares automatically convert.

Response: The Company acknowledges the Staff’s comment and notes that prior to the completion of the offering the Company and its preferred shareholders will enter into an agreement, or otherwise amend the certificate of incorporation, to provide that the preferred stock will convert into common stock in connection with the offering regardless of whether it meets the thresholds for a “qualified public offering”. The Company has also revised the disclosure on pages 136, F-36 and F-52 of the Revised Draft Registration Statement to disclose the terms pursuant to which the preferred shares automatically convert. Upon the occurrence of entering into any such agreement or amendment to the certificate of incorporation, the Company will update its financial statements to reflect such subsequent event.

Tabula Rasa HealthCare, Inc. Unaudited Interim Financial Statements

36.                               Your disclosure on page 10 indicates that you intend to effect a reverse stock split. Please revise your financial statements to give retroactive effect to the stock split, when determinable. Please refer to SAB Topic 4.C.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the disclosure regarding the effect of a reverse stock split as soon as the split is determined and approved by the Company’s Board of Directors.

Barbara C. Jacobs

October 8, 2015

Part II:  Information Not Required in Prospectus

Item 15.  Recent Sales of Unregistered Securities

(a)  Issuances of Securities, page II-3

37.                               Please revise this section to disclose the exemption claimed and briefly state the facts relied upon that made the exemption available. See Item 701(d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-4 of the Revised Draft Registration Statement to disclose the exemption claimed and briefly state the facts relied upon that made the exemption available.

General

38.                               Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will provide to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Revised Draft Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company undertakes that it will provide to the Staff supplementally copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

39.                               We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure

Barbara C. Jacobs

October 8, 2015

throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and understands that the price range selected will affect disclosure in several sections of the Revised Draft Registration Statement and that the Staff may raise additional comments as a result of such disclosure. The Company will provide the additional disclosures in a pre-effective amendment to the Revised Draft Registration Statement as soon as possible in order to give the Staff sufficient time to review such additional disclosures.

40.                               Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it does not intend to use any pictures, graphics or artwork in the prospectus other than those items which currently exist in the Revised Draft Registration Statement. The Company confirms that it will provide the Staff with any additional materials of this nature and any accompanying captions that it subsequently decides to include in the prospectus as soon as they become available prior to the printing and distribution of the prospectus.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

James W. McKenzie, Jr.

c:                                      Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta